UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

February 12, 2020

We hereby inform as a Relevant Information Communication that Graña y Montero S.A.A. (the “Company”) has entered into a settlement term sheet (the “Term Sheet”) with the plaintiffs to fully resolve the class action civil lawsuit that was filed against the company and certain of its former directors and former and current executive officers in the United States (the “Class Action”) before the United States District Court for the Eastern District of New York (the “Court”). The Term Sheet sets forth the terms by which the parties agree to seek the dismissal of the Class Action by negotiating, executing and submitting a definitive settlement agreement for the approval of the Court by April 27, 2020.

The Term Sheet stipulates a settlement amount of US$20,000,000. The Company had recorded provisions of US$15,000,000 as of December 31, 2019, and the remaining US$5,000,000 will be covered by the Company’s D&O insurance.

The dismissal of the Class Action remains subject to the negotiation and execution of a definitive settlement agreement, as well as the final approval of the definitive settlement agreement by the Court, the payment of the settlement amount by the Company and other customary conditions to be agreed by the parties in the definitive settlement agreement. The Company will inform the market when the Class Action is terminated.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: February 12, 2020